SEC
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FEB 23 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 4 7 7 5 9

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2011___ AND ENDING ___12/31/2011___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RD CAPITAL GROUP, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

MCS PLAZA - SUITE 305; 255 PONCE DE LEON AVENUE
(No. and Street)

| SAN JUAN | PUERTO RICO | 00917-1903 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RAMON DOMINGUEZ   (787) 282-0303
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEVANE GRANT THORNTON LLP
(Name – if individual, state last, first, middle name)

| 33 BOLIVIA STREET, 4TH FLOOR; SAN JUAN | | PR | 00917 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Ramón Domínguez__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __RD Capital Group, Inc.__, as of __December 31__, 20__11__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affidavit No. 1256

Sworn and subscribed before me by
Mr. Ramón Domínguez, of legal age, married,
and resident of Dorado, Puerto Rico, whom
I personally known.
In San Juan, Puerto Rico, this
15th day of February 2012.

_____
Notary Public

_____
Signature

__President & CEO__
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

__For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__


Kevane

GrantThornton

Financial Statements and Report of
Independent Certified Public Accountants

RD Capital Group, Inc.

December 31, 2011 and 2010

RD Capital Group, Inc.

Table of Contents


Kevane

GrantThornton

Report of Independent Certified Public Accountants

Kevane Grant Thornton LLP
33 Calle Bolivia
Ste 400
San Juan, Puerto Rico 00917-2013

T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

To the Stockholders and Board of Directors of
  RD Capital Group, Inc.:

We have audited the accompanying balance sheets of **RD Capital Group, Inc.** (a Puerto Rico corporation) as of December 31, 2011 and 2010, and the related statements of operations and accumulated deficit, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **RD Capital Group, Inc.** as of December 31, 2011 and 2010, and the results of its operations, changes in its stockholders' equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements, taken as a whole. The supplementary information contained in Schedules I and II, required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other



Kevane
GrantThornton

records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements, and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Kevane Grant Thornton LLP

San Juan, Puerto Rico,
    February 14, 2012.



RD Capital Group, Inc.

Balance Sheets
December 31, 2011 and 2010

Assets

	2011	2010
Current assets:		
Cash and cash equivalents	$ 253,225	$ 298,094
Due from stockholder	934	6,981
Other accounts receivable	5,457	4,150
Prepaid expenses	7,770	7,528
Total current assets	267,386	316,753
Property and equipment:		
Furniture and fixtures	74,012	74,012
Computers and other office equipment	5,376	5,376
Leasehold improvements	12,998	12,998
	92,386	92,386
Less- Accumulated depreciation and amortization	(92,386)	(92,386)
Net property and equipment	-	-
Other assets:		
Deferred tax asset	11,000	5,000
Deposit with Clearing House	100,000	100,000
Total other assets	111,000	105,000
Total assets	$ 378,386	$ 421,753

RD Capital Group, Inc.

Balance Sheets
December 31, 2011 and 2010

Liabilities and Stockholders' Equity

	2011	2010
Current liabilities:		
Accounts payable	$ 27,806	$ 16,680
Commissions payable-		
Stockholder	25,000	25,500
Others	20,845	438
Accrued payroll taxes and withholdings	5,057	6,561
Other accrued expenses	43,179	53,709
Total current liabilities	121,887	102,888
Stockholders' equity:		
Common stock, $1 par value, 1,000,000 shares authorized, 35,000 shares issued and outstanding	35,000	35,000
Additional paid-in capital	543,421	543,421
Accumulated deficit	(321,922)	(259,556)
Total stockholders' equity	256,499	318,865
Total liabilities and stockholders' equity	$ 378,386	$ 421,753

The accompanying notes are an integral part of these balance sheets.

4

RD Capital Group, Inc.

Statements of Operations and Accumulated Deficit
Years Ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Commissions and fees	$ 1,457,686	$ 1,383,424
Interest and other income	4,702	14,577
Total revenues	1,462,388	1,398,001
Operating expenses:		
Employee compensation, commissions, payroll taxes and benefits	578,634	709,585
Professional and temporary services	132,100	99,489
Occupancy costs and office expenses	108,649	111,753
Travel and entertainment	98,441	115,033
Communications and postage	86,747	82,136
Dues, subscriptions and other registration fees	61,803	50,448
Property, municipal and other taxes	28,900	30,212
Auto	14,214	14,101
Insurance	2,270	3,319
Trainings	1,043	4,660
Other	16,297	19,416
Total operating expenses	1,129,098	1,240,152
Operating income before regulatory payments and fees	333,290	157,849
Regulatory payments and fees	(401,656)	(223,160)
Loss before income tax benefit	(68,366)	(65,311)
Income tax benefit:		
Current	-	(818)
Deferred	6,000	5,000
Total income tax benefit	6,000	4,182
Net loss	(62,366)	(61,129)
Accumulated deficit, beginning of year	(259,556)	(198,427)
Accumulated deficit, end of year	$ (321,922)	$ (259,556)

The accompanying notes are an integral part of these statements.

RD Capital Group, Inc.

Statements of Changes in Stockholders' Equity
December 31, 2011 and 2010

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2009	$ 35,000	$ 543,421	$ (198,427)	$ 379,994
Net loss	-	-	(61,129)	(61,129)
Balances at December 31, 2010	35,000	543,421	(259,556)	318,865
Net loss	-	-	(62,366)	(62,366)
Balances at December 31, 2011	$ 35,000	$ 543,421	$ (321,922)	$ 256,499

The accompanying notes are an integral part of these statements.

6

RD Capital Group, Inc.

Statements of Cash Flows
Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Commissions and fees received	$ 1,462,388	$ 1,398,001
Operating expenses paid	(1,507,257)	(1,446,834)
Income taxes paid	–	(2,018)
Net cash used in operating activities	(44,869)	(50,851)
Cash flows provided by investing activities-		
Redemption of investments in marketable securities	–	24,531
Decrease in cash and cash equivalents during the year	(44,869)	(26,320)
Cash and cash equivalents, beginning of year	298,094	324,414
Cash and cash equivalents, end of year	$ 253,225	$ 298,094
Reconciliation of net loss to net cash used in operating activities:		
Net loss	$ (62,366)	$ (61,129)
Adjustments to reconcile net loss to net cash used in operating activities-		
(Increase) decrease in assets-		
Other accounts receivable	(1,307)	(1,582)
Prepaid expenses	(242)	9,551
Deferred tax asset	(6,000)	(5,000)
Due from stockholder	6,047	(6,047)
Increase (decrease) in liabilities-		
Accounts and commissions payable	31,533	7,117
Accrued payroll taxes and withholdings	(1,504)	(991)
Commissions payable to stockholder	(500)	(19,737)
Accrued corporate income taxes	–	(1,200)
Other accrued expenses	(10,530)	28,167
Total adjustments	17,497	10,278
Net cash used in operating activities	$ (44,869)	$ (50,851)

The accompanying notes are an integral part of these statements.

7

RD Capital Group, Inc.

Notes to Financial Statements
December 31, 2011 and 2010

(1) Organization and summary of significant accounting policies:

Organization-

RD Capital Group, Inc. (the Company) is a closely held corporation organized under the laws of the Commonwealth of Puerto Rico on July 26, 1994, and is primarily engaged in rendering brokerage and investment advisory services. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via Pershing LLC (a subsidiary of The Bank of New York Mellon Corporation), a correspondent U.S. based firm who maintains all accounts for the customers.

The most significant accounting policies followed by the Company are the following:

Summary of significant accounting policies-

(a) Basis of presentation -

The Company's fiscal year ends on December 31st of each year. All references to years in these notes to the financial statements represent the fiscal years then ended, unless otherwise noted. The Company has evaluated subsequent events through February 14, 2012, the date the financial statements were available to be issued.

(b) Revenue recognition -

Commission revenues are recorded on a settlement date basis. Other revenues are recorded following the accrual basis of accounting.

(c) Cash and cash equivalents -

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments, purchased with maturity of three months or less, to be cash and cash equivalents.

(d) Property and equipment -

Property and equipment is recorded at cost. Depreciation and amortization are provided under the straight-line method over the following estimated useful lives. Maintenance and repairs are charged to operations when incurred. Betterments and renewals which substantially increase the life of individual assets are capitalized.

Property category	Estimated useful lives
Furniture and fixtures	10 years
Computers and other office equipment	3 - 5 years
Leasehold improvements	5 years

(e) Long-lived assets -

Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of assets to be held and used (the fair value) is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair market value less costs to sell.

RD Capital Group, Inc.

Notes to Financial Statements
December 31, 2011 and 2010

(f) Income taxes -

Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss carry forwards. The effect of deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. Management provides a valuation allowance against the deferred tax assets for amounts which are not considered "more likely than not" to be realized.

The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

(g) Use of estimates -

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Deposit with Clearing House:

This constant deposit is a requirement of Pershing LLC, the U.S. based firm providing clearing and custodial services for the Company and which maintains all customer accounts. During the years ended December 31, 2011 and 2010 the total deposited amount of $100,000 was held by Pershing LLC in a money market account.

(3) Retirement plan:

The Company has a defined employer contribution plan, which covers all of its employees with a minimum of 21 years of age and 12 months of service, with full vesting of benefits after five years of service. Future benefits and contributions to the plan cannot be anticipated since they depend upon investment performance and therefore, cannot be guaranteed. No employer contribution was made for the years ended December 31, 2011 and 2010.

RD Capital Group, Inc.

Notes to Financial Statements
December 31, 2011 and 2010

(4) Income taxes:

The Company calculates its income tax provision on its pre-tax accounting income at statutory rates (which range from 20% to 30% in 2011), after taking into consideration any permanent (non-deductible) or temporary differences.

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and the effect of its net operating loss carry forwards. To the extent it is more likely than-not that a deferred income tax asset will not be realized, a valuation allowance is recognized.

As of December 31, 2011, the Company has net operating losses (NOL) of $56,714 which subject to review by the taxing authorities, may be available to offset any future taxable income, as follows:

Amount of NOL	Year of Origination	Expiration
$ 24,914	2010	2020
31,800	2011	2021
$ 56,714		

The Act #171 of November 15, 2010 extended the carryover period of net operating losses originated between year 2005 and 2012 from seven to ten years.

The deferred tax asset resulting from the future income tax benefits of this total net operating loss is $11,000. The Company believed that a valuation allowance with respect to the realization of the deferred tax asset was not necessary for the years 2011 and 2010, as it was deemed fully realizable.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this standard. The Company files income tax returns in the Commonwealth of Puerto Rico. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2007.

(5) Lease commitments:

The Company operates in premises, comprising 1,892 square feet, occupied under the terms of an operating lease agreement. Effective January 1, 2010, the Company renewed the lease agreement for an additional five years. Total rent expense amounted to $52,030 and $52,213 during the years ended December 31, 2011 and 2010, respectively.

RD Capital Group, Inc.

Notes to Financial Statements
December 31, 2011 and 2010

Future rental commitments under this operating lease are as follows:

Year	Amount
2012	$ 52,030
2013	52,030
2014	52,030
	$ 156,090

(6) Related party transactions:

During 2011 and 2010, the Company engaged in transactions (mostly arising from cash advances and commissions paid) with its principal stockholder and related companies in which such stockholder has a substantial investment. The following summarizes pertinent transactions and year-end balances with related parties:

	2011	2010
Commissions expense-stockholder	$ 298,000	$ 394,500
Commissions due to stockholder	$ 25,000	$ 25,500
Professional services expense from related Company-- RD Asset Management, LLC	$ -	$ (283)
Due from stockholder	$ 934	$ 6,981

(7) Concentration of credit risk:

Financial instruments that potentially expose the Company to concentration of credit risk include bank accounts and money market accounts. The Company maintains these accounts at reputable financial institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

(8) Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions.

RD Capital Group, Inc.

Notes to Financial Statements
December 31, 2011 and 2010

As December 31, 2011 and 2010 the Company had the following net capital figures (see related Schedule I):

Year	Capital Ratio	Required Net Capital	Net Capital	Excess Net Capital Amount
2011	.43 to 1	$ 50,000	$ 227,131	$ 177,131
2010	.27 to 1	$ 50,000	$ 291,118	$ 241,118

(9) Supplementary information:

The accompanying Schedules I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Other schedules, such as, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Determination of Reserve Requirements, Information Relating to the Possession or Control Requirements, and Schedule of Segregation Requirements and Funds in Segregation, which are required per SEC Rule 15c3-3 are omitted as being not applicable since, during the years ended December 31, 2011 and 2010, the Company has had no activities that would need to be disclosed on such schedules.

(10) Regulatory payments, fees and contingencies:

The Company is involved in various legal actions resulting in claims on matters arising from its business activities.

(a) During the year 2005, a claim was filed by the Dallas District Office of the Financial Industry Regulatory Authority (FINRA), involving various transactions in US Government Securities ("strips"), with three (3) customers in 2005. The examination concluded that the Company did not comply with Sections 17(a) (2) and 17(a) (3) of the Securities Act of 1933, and NASD Conduct Rule 2110. During 2009, this matter was settled, without admitting or denying any of the alleged wrongdoing, prior to a hearing on the merits, on terms deemed favorable to the Company and its principal stockholder so as to protect the Company by not hindering its regulatory net capital calculation and its future operational capabilities. As part of this settlement, the Company was imposed a penalty of $50,000 and the Company's President and principal stockholder personally assumed the legal and contractual obligation to pay $950,000, plus interest, to the three customers, as restitution for fees and commissions charged over what were deemed to be reasonable amounts by the regulator. Restitution payments totaling $326,656 and $223,160, including interest (in 2010), were made by the Company during 2011 and 2010, as approved by its Board of Directors, on behalf of its principal stockholder and are presented as regulatory payments and fees expense in the accompanying statements of operations and accumulated deficit.

(b) During the year 2009, a claim was filed by the Fort Lauderdale, Florida Office of the Financial Industry Regulatory Authority (FINRA), involving a compliant of a former customer of the Company, against current and former registered representatives of the Company. Some of the allegations are related to customer-securities broker disputes going back to the year 2004. To date, the Company has heard nothing further on this matter and the legal advisors believe the file has been closed without further action. See Note (10)(c) for related matter.

RD Capital Group, Inc.

Notes to Financial Statements
December 31, 2011 and 2010

(c) During the year 2011, the customer, who filed the complaint with FINRA that lead to the above referenced examination, also filed an Arbitration Claim against the Company, a Company's current employee and a former independent contractor. The parties agreed to mediate the dispute. Total payments made by the Company in connection with this settlement amounted to $75,000, which are presented as regulatory payments and fees expense in the accompanying statements of operations and accumulated deficit.

(d) During the year 2011, the former independent contractor referenced to above, filed a Statement of Claim in Arbitration against the Company alleging a variety of "employment-related" disputes. Discovery has not fully started and the possible outcome or costs associated with this claim cannot be currently predicted.

(e) On December 2010, a claim was filed before FINRA. It involves a complaint of a former customer of the Company against a registered representative of the Company, alleging improper investment advice resulting in losses. The case is set for final hearing before the arbitration panel. Management is and will continue to contest the claim vigorously and its legal advisors believe that the likelihood of an unfavorable outcome, as presented by claimant, is less probable.

As explained above, such matters are legally contested by management and they do not believe that such actions will have an adverse effect on the Company's future results of operations or financial position.

RD Capital Group, Inc.

Computation of Net Capital Under Rule 15c 3-1
of the Securities and Exchange Commission
December 31, 2011 and 2010

	2011	2010
Net Capital:		
Total stockholders' equity	$ 256,499	$ 318,865
Liabilities subordinated to claims of general creditors		
allowable in computation of net capital	-	-
Total capital and allowable subordinated liabilities	256,499	318,865
Less- Non-allowable assets-		
Petty cash	403	1
Account receivable from stockholder	934	6,981
Other receivables	5,457	4,150
Prepaid expenses	7,770	7,528
Deferred tax asset	11,000	5,000
Total non-allowable assets	25,564	23,660
Less- Haircuts on securities-		
Money market account	3,804	4,087
Total haircuts on securities	3,804	4,087
Net capital	$ 227,131	$ 291,118
Aggregate indebtedness:		
Items included in the accompanying balance sheets-		
Accounts payable to suppliers	$ 27,806	$ 16,680
Commissions payable	20,845	438
Accrued payroll taxes and withholdings	5,057	6,561
Other accrued expenses	43,179	53,709
Total aggregate indebtedness	$ 96,887	$ 77,388
Computation of basic net capital requirement:		
Minimum net capital required (aggregate indebtedness ÷ by 15)	$ 6,459	5,159
Minimum dollar net capital requirement	$ 50,000	$ 50,000
Net capital requirement (highest of above amounts)	$ 50,000	$ 50,000
Excess net capital (net capital -- $50,000)	$ 177,131	$ 241,118
Net capital less the greater of 10% of aggregate indebtedness or		
120% of minimum dollar net capital requirement	$ 167,131	$ 231,118
Ratio: Aggregate indebtedness to net capital	.43 to 1	.27 to 1
Reconciliation with company's computation (included in Part IIA Form X-17A-5 as of December 31, 2011 and 2010):		
Net capital, as reported in Company's Part IIA		
(Unaudited) FOCUS report	$ 227,131	$ 301,308
Net audit adjustments	-	(10,190)
Net capital per above	$ 227,131	$ 291,118

RD Capital Group, Inc.

Reconciliation of Aggregate Indebtedness Pursuant to Rule 17A-5 (D)(4)
of the Securities and Exchange Commission
December 31, 2011 and 2010

	2011	2010
Reconciliation with company's computation (included in Part IIA Form X-17A-5 as of December 31, 2011 and 2010):		
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 96,887	$ 67,198
Audit adjustments	-	10,190
Schedule I	$ 96,887	$ 77,388



Kevane

GrantThornton

Report of Independent Certified Public Accountants on Internal Control Structure Required by Sec Rule 17a-5

Kevane Grant Thornton LLP
33 Calle Bolivia
Ste 400
San Juan, Puerto Rico 00917-2013

T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

To the Stockholders and Board of Directors of
  RD Capital Group, Inc.:

In planning and performing our audits of the financial statements and supplemental schedules of **RD Capital Group, Inc.** as of and for the years ended December 31, 2011 and 2010, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal controls) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the related practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.



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GrantThornton

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 and 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kevane Grant Thornton LLP

San Juan, Puerto Rico,
February 14, 2012.



17


Kevane

Grant Thornton

Independent Accountants' Report on
Applying Agreed-Upon Procedures Related
to the SIPC Assessment Reconciliation

RD Capital Group, Inc.

For the Year Ended December 31, 2011



Kevane
Grant Thornton

www.kevane.com
www.gti.org

Kevane

○ GrantThornton

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to the SIPC Assessment Reconciliation

Kevane Grant Thornton LLP
33 Calle Bolivia
Ste 400
San Juan, Puerto Rico 00917-2013

To the Stockholders and Board of Directors of
RD Capital Group, Inc.:

T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by **RD Capital Group, Inc.** (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

   The Company made the following general assessment payments, as reported in Form SIPC-7 as of December 31, 2011:

Check Number	Check Date	Check Amount	Bank Clearing Date
10806	July 22, 2011	$ 1,699	August 16, 2011
11068	February 6, 2012	$ 1,977	February 13, 2012

   We found no exceptions as a result of the procedure.



Kevane

2. Compared the total amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011.

Audited Form X-17A-5	Total Revenues Form SIPC-7	Difference
$ 1,509,431	$ 1,509,431	$ -

We found no exceptions as a result of the procedure.

3. Compared any adjustments reported in Form SIPC-7 with the internal Company's trial balance (general ledger) for the year ended December 31, 2011.

Adjustment per Form SIPC-7	Amount
Deduction: Clearing firm charges	$ 36,070

We found no exceptions as a result of the procedure.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the General Assessment Payment Form (SIPC-6) for the year ended December 31, 2011.

We found no exceptions as a result of the procedure.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

This step does not apply since there were no overpayments of general assessment fees for the year ended December 31, 2011.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kevane Grant Thornton LLP

February 14, 2012.





Kevane

Grant Thornton